WILLIAMS INDUSTRIES, INC.
                             P.O. Box 1770
                       Manassas, Virginia 20108
                            (703) 335-7800

                                                  February 22, 2006

Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:      Williams Industries, Incorporated
         Annual Report on Form 10-K for the fiscal year ended July 31, 2005 File No. 000-08190

         Form 10-Q for the fiscal quarter ended October 31, 2005

         Definitive proxy statement on Schedule 14A

Dear Mr. Cash:

This is in response to your letter dated January 30, 2006, in reference to your review of the aforementioned filings of Williams Industries, Incorporated (the Company). As you requested, our responses to your comments are keyed to your comments.

Form 10-K for the Fiscal Year Ended July 31, 2005
-------------------------------------------------
Comment # 1-Management's Discussion and Analysis of Financial Condition and Results of Operations-Aggregate Contractual Obligations

As requested, in future annual filings we will include the estimated cash requirements for interest on the Company's debt and capital lease obligations.

Financial statements
--------------------
Comment # 2-Consolidated Statements of Operations

Our determination of the recognition of the extraordinary gain on extinguishments of bank debt was based on the guidelines contained in paragraph 16 of FASB 140 that describes the two conditions, either of which must be met, in order for a debtor to derecognize a liability. Specifically, we based our conclusion with respect to the transaction in question on item b of paragraph 16 that requires that the debtor be legally released from being the primary obligor under the liability, either judicially or by the creditor.

With respect to this transaction, the Company obtained a legal memorandum from outside counsel during the quarter ended January 31, 2005, that confirmed that the statute of limitations had expired relative to a certain debt instrument originally executed in 1989. This instrument was not specifically included in the Company's debt restructuring/extinguishments with the lender, which included forgiveness of a significant portion of debt and concluded in 1997. Because of uncertainty relating to this debt in particular and a change in the law concerning the applicable limitations period, and the potentially adverse consequences of seeking clarification from the lender, the Company, in 1997, deferred recognition of forgiveness of this debt. When the Company received confirmation during the quarter ended January 31, 2005, that the statute of limitations had expired with respect to the instrument, and the debt was legally not collectible by the lender, in accordance with SFAS 140, paragraph 16b, the liability was derecognized and the gain was recorded.

As to why the transaction was not disclosed in the notes to the consolidated financial statements, our response is that it was an apparent oversight. Further, we respectfully request that the Company not be required to amend the 10-K filing to include disclosure of the transaction in the notes since the transaction is fully discussed elsewhere in the filing in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Finally, the Company will include discussion of the transaction in the notes to the consolidated financial statements to be presented its Form 10-Q for the quarter ended January 31, 2006 and in its Form 10-K for the year ending July 31, 2006

Comment # 3-Note 10.  Common Stock Options
------------------------------------------
The average fair market value of the stock options granted by the Company in 2003 and 2005 was $1.47 and $1.43, respectively. The Company will disclose the fair market value of options granted in future filings.

Comment # 4-Note 13.  Commitments and Contingencies-Other
---------------------------------------------------------
We confirm that we complied with the requirements for disclosure of loss contingencies in accordance with SFAS Opinion No. 5, and that there were no material contingencies at July 31, 2005 that represented probable or reasonably possible unrecorded liabilities to the Company. We also confirm that our conclusion as to the ultimate disposition of such claims exposure is the same now as that stated previously in Note 13; namely that the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.


Form 10-Q for the Fiscal Quarter Ended October 31, 2005

Comment #5-Statements of Cash Flows
-----------------------------------
In preparing the statement of cash flows contained in the Company's Form 10-Q reports, we have utilized the guidelines presented in Regulation S-X, Article 10-Interim Financial Statements. Article 10 specifies that interim cash flow statements should start with a single figure for funds from operations and then show other changes individually only when they exceed 10% of the average of funds provided from operations for the most recent three years. This means, depending on how the "average" is calculated, that 10% for the quarters ended October 31, 2005 and 2004, would be somewhere in the $200,000 range and therefore disclosure of some individual investing and financing items would technically be required. The Rule goes on to point out that "de minimis" amounts need not be shown separately. De minimus, as further defined in the rules (Article 4.02 of Regulation S-X), means items that are not "material."

We believe the required information is satisfactorily disclosed elsewhere in the Company's Form 10-Q filing in Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Material Changes in Financial Condition." As stated therein on pages 13 and 14 of the filing, during the three months ended October 31, 2005, $569,000 was provided from investing activities, mainly from the sale of four heavy lift cranes, and $287,000 was generated from financing activities, where the Company borrowed $3.7 million and repaid $3.4 million. Additional discussion then follows as to the details of the borrowings and repayments.

The Company will expand the statements of cash flows in subsequent Form 10-Q filings when necessary to include the additional cash flow information required under Article 10.

Comment # 6-Note 1.  Interim Financial Statements
-------------------------------------------------
It is true that all stock options outstanding at October 31, 2005 and October 31, 2004 were fully vested. At the same time, the comment in the 10-K refers to how the Company intends to recognize compensation cost of future options granted which would be recorded over the vesting period of such options, assuming the options are not fully vested when granted. The comment in the 10-K is prospective and relates to the adoption of SFAS 123(R). If future options fully vest at date of grant, the compensation cost related to such options would be recorded at date of grant.

Comment # 7-Note 3.  Segment Information
----------------------------------------
In the Company's Form 10-Q, the operating profit or loss of the Company's segments is presented in the segment footnote as "loss before income taxes and minority interest," and is reconciled in an abbreviated manner to consolidated net loss before income taxes and minority interest. By that, we mean the construction and manufacturing segment amounts presented in the caption "loss before income taxes and minority interest" are the operating profits or losses of the segments while the "other" amount presented in this caption is the net of the amount of the four categories listed individually in the segment footnote presented in the Company's Form 10-K which reconcile the net profit or loss of the segments to the consolidated corporate loss.

In future Form 10-Q filings we will clarify the language to reflect the fact that the segment amounts presented represent the operating results of the segments. Further, we respectfully request that we not be required to amend prior filings in view of the explanation described above and the fact that the clarifying language will be included in our January 31, 2006 Form 10-Q filing which we be filed on or before March 16, 2006.


Definitive Proxy Statement on Schedule 14A

Comment # 8-Fees billed by the Company's independent public accountants
-----------------------------------------------------------------------
In future proxy statements, the Company will include the information concerning fees billed by its independent registered public accounting firm for two years as required by Item 9(e) of Schedule 14A.


As requested in your letter of January 30, 2006, the Company acknowledges that:

* the Company is responsible for the adequacy of the disclosure in its filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.





                             Very truly yours,
                             WILLIAMS INDUSTRIES, INCORPORATED

                             /s/ Frank E. Williams, III

                             Frank E. Williams, III
                             C.E.O., President and C.F.O.



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